SUPPLEMENT

(To Prospectus Supplement dated June 27, 2006

to Prospectus dated June 2, 2006)

$518,399,420 (Approximate)

LEHMAN MORTGAGE TRUST

Mortgage Pass-Through Certificates, Series 2006-3

Notwithstanding anything to the contrary in the attached Prospectus Supplement, dated June 27, 2006 (the ‘‘Prospectus Supplement’’), the Interest Rate Formula of the Class 2-A1 and Class 2-A2 Certificates as described on page S-1 will be changed to the following:

Class	Initial Interest Rate(2)	Summary Interest Rate Formula
2-A1	5.70063%	LIBOR + 0.36%
2-A2	1.79937%	7.14% - LIBOR

Notwithstanding anything to the contrary in the attached Prospectus Supplement, the initial interest rates on the Class 2-A1 and Class 2-A2 are 5.70063% and 1.79937%, respectively.  Furthermore, the maximum Interest Rate on the Class 2-A1 Certificates is 7.50% per annum (which would occur whenever LIBOR equals or exceeds 7.14%), and the Interest Rate on the Class 2-A2 Certificates can fall as low as 0.00% (which would occur whenever LIBOR equals or exceeds approximately 7.14%).

The yield table on page S-76 showing the pre-tax yield to maturity of the Class 2-A2 Certificates is replaced in its entirety with the following:

Pre-Tax Yield* to Maturity of the Class 2-A2 Certificates
(Assumed Purchase Price Percentage of 4.25%)

	Percentage of PPC
Level of LIBOR (%)	0%	50%	100%	150%	200%
5.60	38.42%	24.19%	7.82%	(14.36)%	(38.40)%
6.10	25.06%	11.20%	(5.04)%	(30.32)%	(55.68)%
6.60	11.44%	(1.89)%	(17.65)%	(49.54)%	(76.92)%
7.14 or higher	**	**	**	**	**
Weighted Average Life in Years	20.94	6.83	3.40	2.11	1.54

*

Corporate bond equivalent analysis.

**

Indicates a value less than (99.99)%.

All of the other portions of the Prospectus Supplement shall remain unchanged.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

_____________________________

The date of this Supplement is June 29, 2006